SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

NeuMedia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

562565101

(CUSIP Number)

Paul Schaeffer
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Paul and Judy Schaeffer Living Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California

		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	1,000,000
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	1,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
1.9%
14	Type of Reporting Person (see instructions)
OO

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Names of Reporting Persons
1		Paul Schaeffer
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States

		Sole Voting Power
Number of	7	400,000 (1)
Shares		Shared Voting Power
Beneficially by	8	1,000,000
Owned by Each		Sole Dispositive Power
Reporting	9	400,000 (1)
Person With		Shared Dispositive Power
	10	1,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,400,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
2.5%
14	Type of Reporting Person (see instructions)
IN

(1)  Represents 400,000 shares of common stock issuable upon exercise of a stock option.  Mr. Schaeffer also holds 1,000,000 shares of restricted stock, which do not have voting or transfer rights until such shares vest.

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CUSIP No. 562565101

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 1 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2011 (the “ Schedule 13D ”). This Amendment is being filed to report a change to the Reporting Persons’ percent ownership of securities of the Issuer as a result of certain transactions involving the Issuer as disclosed in its filings with the Securities and Exchange Commission. Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of NeuMedia, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4751 Wilshire Boulevard, Third Floor, Los Angeles, CA 90010.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) the Paul and Judy Schaeffer Living Trust (the “Trust”) and (ii) Paul Schaeffer (together, the “ Reporting Persons ”). The Trust is a trust that has been established by Paul Schaeffer. Paul Schaeffer is a trustee and makes investment and voting decisions for the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Paul Schaeffer is Vice Chairman, Chief Operating Officer and Co-Founder of Mandalay Entertainment, which operates in the motion picture and television industry.  The address of Mandalay Entertainment Group is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California. Paul Schaeffer is a United States citizen.

Although this Schedule 13D is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act ”), or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

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Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, the Trust is the beneficial owner of 1,000,000 shares of the Common Stock, representing approximately 1.9% of the Common Stock of the Issuer.

Paul Schaeffer disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Trust, except to the extent of his pecuniary interest therein. Mr. Schaeffer directly owns options to purchase 400,000 shares of Common Stock of the Issuer.  Mr. Schaeffer also holds 1,000,000 shares of restricted Common Stock of the Issuer, which shares vest in full on December 1, 2012 or upon the earlier occurrence of a change of control of the Issuer, and may not be transferred for one year (or, upon the satisfaction of certain conditions, 18 months) following the vesting date. The restricted shares have no voting or transfer rights until vested.

The Reporting Persons are the beneficial owners of 1,400,000 shares of Common Stock in the aggregate, representing approximately 2.5% of the Issuer.

The percentages herein were calculated based on the 52,145,746 shares of the Issuer's Common Stock issued and outstanding as of January 3, 2012.

(b)  Paul Schaeffer, as trustee of the Trust, has the sole power to vote or to direct the vote and dispose or to direct the disposition of 1,000,000 shares of Common Stock of the Issuer held by the Trust. Mr. Schaeffer shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 shares of Common Stock underlying the options granted to Mr. Schaeffer on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise.

(c)  Except as described in the Schedule 13D or any prior amendments thereto, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) The Schedule 13D erroneously included 1,000,000 shares of unvested restricted stock, which do not have any voting or transfer rights until vested, in the number of shares beneficially owned by Mr. Schaeffer. Excluding such shares, neither Reporting Person beneficially owns more than 5% of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2011.

Paul and Judy Schaeffer Living Trust

/s/ Paul Schaeffer
as Trustee

/s/ Paul Schaeffer
Paul Schaeffer